UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	☒	Merger

	☐	Liquidation

	☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: ING Large Company Value Fund, Inc. (formerly, Pilgrim Growth and Income Fund, Inc.) (the “Applicant”)

3.	Securities and Exchange Commission File No.: 811-00865

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	☒	Initial Application ☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258-2034

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jutta M. Frankfurter Dechert LLP 1775 I Street, N.W. Washington, D.C. 20006 (202)261-3484

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

	ING Large Company Value Fund, Inc. 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258-2034	ING Investments, LLC (formerly, ING Pilgrim Investments, LLC) 7337 East Doubletree Ranch Road
	1-800-992-1080	Scottsdale, Arizona 85258-2034 1-800-992-1080

ING Funds Distributor, LLC (formerly, ING Funds Distributor, Inc. and ING Pilgrim Securities, Inc.) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258-2034 1-800-992-1080

8.	Classification of fund (check only one):

	☒	Management company;

	☐	Unit investment trust; or

	☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	☒ Open-end ☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser: ING Investments, LLC (formerly, ING Pilgrim Investments, LLC) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258-2034

Prior to July 26, 2000, Lexington Management Corporation, Park 80 West, Plaza Two, Saddle Brook, NJ 07663, served as the adviser to the Applicant.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ING Funds Distributor, Inc. (formerly, ING Pilgrim Securities, Inc.) 7337 East Doubletree Ranch Road Scottsdale, Arizona 85258-2034

Prior to July 26, 2000, the distributor for the Applicant was Lexington Funds Distributor, Inc., Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

	(a)	Depositor’s name(s) and address(es):

	(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	☐	Yes ☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒ Yes	☐ No

If Yes, state the date on which the board vote took place: December 17, 2001

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place: March 21, 2002

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	☒	Yes ☐	No

	(a)	If Yes, list the date(s) on which the fund made those distributions: September 21, 2002

	(b)	Were the distributions made on the basis of net assets?

		☒ Yes	☐ No

	(c)	Were the distributions made pro rata based on share ownership?

		☒ Yes	☐ No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:

Were any distributions to shareholders made in kind?

		☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

	☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	☒	Yes	☐	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	☐	Yes	☒	No

If Yes,

	(a)		Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)		Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	☐	Yes	☒	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $3,300

(ii)	Accounting expenses: $617

(iii)	Other expenses (list and identify separately):

Printing Expenses: $7,056
Tabular Expenses: $3,691
Mailing Expenses: $31,839
Solicitor Expenses: $12,009

(iv)	Total expenses (sum of lines (i)-(iii) above): $58,511

(b)	How were those expenses allocated?

The Applicant paid for the expenses listed in Item 22(a) above, except for legal expenses, which were paid for by the investment adviser. The merger of the Applicant was one of several mergers that took place among various ING funds on September 21, 2002.  The costs of these mergers were shared among these ING funds and ING Groep N.V. (or its affiliate).  Of the costs allocated to the ING funds, each fund paid for a pro rata portion based on its relative net assets.

(c)	Who paid those expenses?

See Item 22(b) above.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: ING Large Company Value Fund, a series of ING Equity Trust

	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-08817

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 811-08817 Schedule 14A Filing Date: January 8, 2002

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form: N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of ING Large Company Value Fund, Inc., (ii) he is the Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary of ING Large Company Value Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Date: September 22, 2009	/s/ Todd Modic
Todd Modic
Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary